================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF OCTOBER, 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__
                                                     -

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ Gonzalo Alarcon
                                           -------------------------------------
                                           Name: Gonzalo Alarcon
                                           Title:   General Counsel

Date: October 31, 2003

3Q03 EARNINGS REPORT                                       (MAXCOM COMPANY LOGO)
OCTOBER 29, 2003

               MAXCOM TELECOMUNICACIONES 3RD QUARTER 2003 RESULTS

-     REVENUES INCREASED 34% OVER 3Q02, AND 4% OVER 2Q03
-     POSITIVE EBITDA FOR THE SECOND CONSECUTIVE QUARTER: 40% GROWTH OVER 2Q03
-     LINES IN SERVICE INCREASED 25% OVER 3Q02, AND 2% OVER 2Q03
-     NUMBER OF CUSTOMERS GREW 35% OVER 3Q02, AND 2% OVER 2Q03

LINES:

The number of lines in service at the end of 3Q03 increased 25% to 137,222 lines, from 109,903 lines at the end of 3Q02, and 2% when compared to 134,659 lines in service at the end of 2Q03. Out of the total outstanding lines at the end of 3Q03, 6,920 lines, or 5.0% were from Wholesale customers, which compares to 5,190 lines, or 4.7% at the end of 3Q02, and 6,020 lines, or 4.5% at the end of 2Q03.

During 3Q03 line construction was lower by 90% at 3,513 lines, from 34,129 constructed lines in the same period of last year; and, higher by 28% when compared to 2,749 constructed lines during 2Q03. Inventory of constructed lines for sale at the end of the quarter was 47,406 lines.

During 3Q03, 11,650 new lines were installed, 51% below the 23,567 lines installed during 3Q02. When compared to 2Q03, the number of installations decreased 16% from 13,930 lines.

During 3Q03, the monthly churn rate was 2.6%, which compares unfavorably to 2.1% monthly average churn in 3Q02. When compared to 2Q03, churn rate decreased from 2.7%. Voluntary churn in 3Q03 resulted in the disconnection of 3,112 lines, a rate of 0.8%, slightly higher than 0.7% registered in 2Q03 with 2,658 disconnected lines. Involuntary churn resulted in the disconnection of 6,875 lines, a rate of 1.8%, which compares favorably to 7,525 disconnected lines, or 2.0% during 2Q03.

During 3Q03, net additions for Wholesale customers were 900 lines, which compares to 1,260 net additions during 3Q02 and 930 net additions during 2Q03.

CUSTOMERS:

As of the second quarter of 2003 we reported incorrect numbers for customers (See "Maxcom Telecomunicaciones 2nd Quarter 2003 Results", released on July 30,
2003). The corrected numbers as well as the previously reported numbers are shown in the following table. All numbers, references and comparisons in this report and future reports will be based on the corrected numbers for the second quarter of 2003:

CUSTOMERS 2Q03           AS REPORTED          CORRECTED
Business                    3,774               3,738
Residential                91,636              94,569
                           ------              ------
 TOTAL                     95,410              98,307
                           ------              ------
Mexico                     44,730              46,148
Puebla                     48,137              49,570
Queretaro                   2,543               2,589
                           ------              ------


Total customers grew 35% to 100,432 at the end of 3Q03, from 74,127 at the end of 3Q02, and 2% when compared to 98,307 customers as of the end of 2Q03.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 31% from 3Q02 and 1% when compared to 2Q03;
(ii) in Puebla customers grew 33% from 3Q02 and 4% when compared to 2Q03; and,
(iii) in Queretaro, the number of customers increased 1% from 2Q03; we did not have operations in Queretaro in 3Q02.

The change in the number of customers by category was the following: (i) business customers decreased by 6% from 3Q02 and were flat when compared to 2Q03; and, (ii) residential customers increased by 38% from 3Q02 and by 2% from 2Q03.



                                                                             1/6

3Q03 EARNINGS REPORT                                       (MAXCOM COMPANY LOGO)
OCTOBER 29, 2003

REVENUES:

Revenues for 3Q03 increased 34% to Ps$189.8 million, from Ps$141.9 million reported in 3Q02. Voice revenues for 3Q03 increased 24% to Ps$160.8 million, from Ps$129.2 million during 3Q02, driven by a 24% increase in voice lines. Data revenues for 3Q03 were Ps$5.8 million and contributed 3% of total revenues; during 3Q02 data revenues were Ps$3.1 million. Wholesale revenues for 3Q03 were Ps$23.3 million, a 144% increase from Ps$9.6 million in 3Q02.

Revenues for 3Q03 increased 4% to Ps$189.8 million, from Ps$182.5 million reported in 2Q03. Voice revenues for 3Q03 slightly decreased to Ps$160.8 million, from Ps$161.3 million during 2Q03. Data revenues in 3Q03 increased 13% to Ps$5.8 million, from Ps$5.1 million during 2Q03. During 3Q03, revenues from Wholesale customers increased 45% to Ps$23.3 million, from Ps$16.1 million in 2Q03.

COST OF NETWORK OPERATION:

Cost of Network Operation in 3Q03 was Ps$64.4 million, a 20% increase when compared to Ps$53.7 million in 3Q02. Over the same period, outbound traffic grew 71%, showing a sensitive improvement on a cost per minute basis. The Ps$10.7 million increase in Cost of Network Operation was generated by: (i) Ps$9.4 million, or 26% increase in network operating services, mainly driven by higher calling party pays charges and long distance reselling costs as traffic increased and a higher number of lines were in service; and, (ii) Ps$4.9 million, or 48% increase in technical expenses as a consequence of Ps$3.5 million higher maintenance costs; partially offset by: (i) a Ps$3.2 million, or 54% decrease in installation expenses; and (ii) a decrease in the cost of disconnection of lines in the amount of Ps$0.4 million.

Cost of Network Operation declined 2% quarter-over-quarter when compared to Ps$65.7 million in 2Q03. While network operating services decreased Ps$1.1 million, or 2%, and installation expenses and cost of disconnected lines decreased Ps$1.2 million, or 27%, technical expenses increased Ps$1.0 million, or 7%. On cost per minute basis, there was also an improvement when compared to the previous quarter, as outbound traffic grew 9% while Cost of Network Operation declined 2%.

SG&A:

SG&A expenses were Ps$90.5 million in 3Q03, which compares favorably to Ps$105.3 million in 3Q02. The 14% decrease was mainly driven by: (i) lower salaries, wages and benefits of Ps$10.8 million; (ii) lower advertising expenses of Ps$5.5 million; (iii) lower leasing and maintenance costs of Ps$3.7 million; (iv) lower external sales commissions of Ps$2.2 million; and, (v) lower consulting fees of Ps$ 1.6 million. Lower expenses were partially offset by: (i) higher bad debt provisioning of Ps$8.0 million; and, (ii) higher general, administrative expenses and insurance costs of Ps$1.1 million.

SG&A expenses in 3Q03 decreased 1%, from Ps$91.8 million in 2Q03. This variation was mainly driven by: (i) lower consulting fees of Ps$5.3 million; (ii) lower bad debt provisioning of Ps$2.0 million; (iii) lower salaries, wages and benefits of Ps$1.1 million; and, (iv) lower external sales commissions of Ps$0.6 million. Lower expenses were partially offset by: (i) higher leasing and maintenance costs of Ps$6.1 million; and, (ii) higher general, administrative expenses and insurance costs of Ps$1.4 million.

EBITDA:

EBITDA for 3Q03 was positive Ps$35.0 million, compared to negative Ps$17.0 million reported in 3Q02, and positive Ps$25.0 million registered in 2Q03. EBITDA margin improved from a negative 12% in 3Q02 to positive 14% in 2Q03, and to positive 18% in 3Q03.

This is the second consecutive quarter that Maxcom reported positive EBITDA. Besides improving its EBITDA margin by 4 percentage points, in monetary terms, EBITDA grew 40% on a quarter over quarter basis. Cumulative EBITDA for the last two quarters was Ps$60.0 million, and Ps$55.6 million year-to-date.



                                                                             2/6

3Q03 EARNINGS REPORT                                       (MAXCOM COMPANY LOGO)
OCTOBER 29, 2003


CAPITAL EXPENDITURES:

Capital Expenditures for 3Q03 were Ps$26.4 million, a 91% decrease when compared to Ps$298.0 million in 3Q02, and a 13% decrease when compared to Ps$30.1 million in 2Q03.

CASH POSITION:

Maxcom's Cash position at the end of 3Q03 was Ps$37.6 million in Cash and Cash Equivalents, compared to Ps$199.7 million at the end of 3Q02. Cash and Cash Equivalents at the end of 2Q03 were Ps$59.8 million.

                                      # # #

A conference call will be held to discuss 3Q03 results on Thursday, October 30, 2003, at 11:00 a.m. New York City Time / 10:00 a.m. Mexico City Time. To participate, please dial (719) 457-2621, confirmation code 722016 ten minutes prior to the start of the call.

A playback of the conference call will be available starting 2:00 p.m. New York City Time on Thursday, October 30, 2003, until midnight on Wednesday, November 5, 2003. Please dial (719) 457-0820 or (888) 203-1112, replay access code:
722016.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

     JOSE-ANTONIO SOLBES                               LUCIA DOMVILLE
  Maxcom Telecomunicaciones                   Citigate Financial Intelligence
     Mexico City, Mexico                                Hoboken, NJ
      (52 55) 5147 1125                                (201) 499-3548
investor.relations@maxcom.com                  lucia.domville@citigatefi.com


This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company's management involves risks and uncertainties that may change based on various important factors not under the Company's control. These forward- looking statements represent the Company's judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

                                      # # #

                   (Tables and Financial Statements to follow)



                                                                             3/6

3Q03 EARNINGS REPORT                                       (MAXCOM COMPANY LOGO)
OCTOBER 29, 2003


           LINES                 3Q02      2Q03      3Q03      VS. 3Q02    VS. 2Q03
           -----                 ----      ----      ----      --------    --------
Business Lines                  20,516    23,218    23,567        15%         2%
Residential Lines               84,197   105,421   106,735        27%         1%
                               -------   -------   -------        --         --
 Total Voice Lines             104,713   128,639   130,302        24%         1%
 Wholesale                       5,190     6,020     6,920        33%        15%
                               -------   -------   -------        --         --
           TOTAL               109,903   134,659   137,222        25%         2%
                               =======   =======   =======        ==         ==

         CUSTOMERS           3Q02       2Q03       3Q03       VS. 3Q02     VS. 2Q03
         ---------           ----       ----       ----       --------     --------
Business                     3,975      3,738      3,722         -6%          0%
Residential                 70,152     94,569     96,710         38%          2%
                            ------     ------    -------         --           --
           TOTAL            74,127     98,307    100,432         35%          2%
                            ------     ------    -------         --           --
Mexico                      35,503     46,148     46,395         31%          1%
Puebla                      38,624     49,570     51,424         33%          4%
Queretaro                     --        2,589      2,613        N/A           1%
                            ======     ======    =======        ===           ==

TRAFFIC                       3Q02                           2Q03                          3Q03
-------            -----------------------------    --------------------------------    --------------------------------
MILLION MINUTES    JUL      AUG    SEP     TOTAL     APR      MAY      JUN     TOTAL     JUL      AUG      SEP     TOTAL
---------------    ---      ---    ---     -----     ---      ---      ---     -----     ---      ---      ---     -----
Inbound            57.8    62.3    64.6    184.7     66.5     69.1     67.9    203.5     71.3     68.5     68.0    207.8
Outbound           83.3    93.2    93.1    269.6    135.9    136.7    148.4    421.0    147.9    155.4    156.9    460.2
Outbound Local       94%     95%     95%      95%      95%      94%      95%      95%      96%      96%      96%      96%
Outbound LD           6%      5%      5%       5%       5%       6%       5%       5%       4%       4%       4%       4%
                   ====    ====    ====    =====    =====    =====    =====    =====    =====    =====    =====    =====

       ARPU (US$)    3Q02           2Q03           3Q03        VS. 3Q02       VS. 2Q03
       ----------    ----           ----           ----        --------       --------
BUSINESS
 Monthly Charges    $24.01         $23.12         $23.69           -1%           2%
 Usage              $50.76         $54.84         $57.44           13%           5%
                    ------         ------         ------           --           --
 Subtotal           $74.77         $77.96         $81.13            9%           4%
 Non-recurring      $ 4.95         $ 3.54         $ 2.80          -43%         -21%
                    ------         ------         ------           --           --
TOTAL BUSINESS      $79.72         $81.50         $83.93            5%           3%
                    ------         ------         ------           --           --
RESIDENTIAL
 Monthly Charges    $17.61         $16.41         $15.83          -10%          -4%
 Usage              $12.28         $11.90         $12.35            1%           4%
                    ------         ------         ------           --           --
 Subtotal           $29.89         $28.31         $28.18           -6%           0%
 Non-recurring      $ 2.93         $ 1.39         $ 0.68          -77%         -51%
                    ------         ------         ------           --           --
TOTAL RESIDENTIAL   $32.82         $29.70         $28.86          -12%          -3%
                    ------         ------         ------           --           --
COMPANY
 Monthly Charges    $18.95         $17.65         $17.21           -9%          -2%
 Usage              $20.36         $19.84         $20.27            0%           2%
                    ------         ------         ------           --           --
 Subtotal           $39.31         $37.49         $37.48           -5%           0%
 Non-recurring      $ 3.35         $ 1.79         $ 1.05          -69%         -41%
                    ------         ------         ------           --           --
TOTAL COMPANY       $42.66         $39.28         $38.53          -10%          -2%
                    ======         ======         ======           ==           ==


                                                                             4/6

3Q03 EARNINGS REPORT                                       (MAXCOM COMPANY LOGO)
OCTOBER 29, 2003




                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

(THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF SEPTEMBER 30, 2003
                        AND THOUSANDS OF US DOLLARS "$")

                                               SEPTEMBER 30, 2002             JUNE 30, 2003                SEPTEMBER 30, 2003
                                        ----------------------------   ----------------------------  ---------------------------
                                            PESOS         US DOLLARS     PESOS          US DOLLARS       PESOS       US DOLLARS
                                        -------------    -----------   ---------        ----------   ------------    -----------
            ASSETS
CURRENT ASSETS:
Cash and cash equivalents               Ps    199,704    $    18,276   Ps     59,837    $    5,476   Ps    37,616    $     3,442
Restricted cash                                    --             --              --            --             --             --
                                        -------------    -----------   -------------    ----------   ------------    -----------
                                              199,704         18,276          59,837         5,476         37,616          3,442
Accounts receivable:
 Customers, net of allowance                   93,275          8,536         112,581        10,303        111,551         10,209
 Value added tax refundable                    83,387          7,631            --            --             --             --
 Other sundry debtors                           6,378            584           9,276           849         13,171          1,205
                                            ---------    -----------   -------------    ----------   ------------    -----------
                                              183,040         16,751         121,857        11,152        124,722         11,414
Inventory                                      20,808          1,904          18,489         1,692         18,136          1,660
Prepaid expenses                               53,432          4,890          41,151         3,766         64,607          5,912
                                            ---------    -----------   -------------    ----------   ------------    -----------
  Total current assets                        456,984         41,821         241,334        22,086        245,081         22,428
Frecuency rights, Net                         108,344          9,915         103,444         9,467        101,811          9,317
Telephone network systems & Equipment,      1,638,238        149,923       1,549,193       141,773      1,504,910        137,722
Net
Preoperating expenses, Net                    215,843         19,753         193,009        17,663        185,185         16,947
Intangible Assets, Net                        435,755         39,878         413,077        37,803        398,792         36,495
Other assets                                   31,592          2,891          28,194         2,580         27,919          2,555
                                        -------------    -----------   -------------    ----------   ------------    -----------
  Total assets                          Ps  2,886,756    $   264,181   Ps  2,528,251    $  231,372   Ps 2,463,698    $   225,464
                                        =============    ===========   =============    ==========   ============    ===========
          LIABILITIES
CURRENT LIABILITIES:
Interest Payable                        Ps      8,852    $       810   Ps      4,431    $      406   Ps     9,156    $       838
Accrued expenses and other accounts
 payable                                      221,637         20,283         160,363        14,674        127,049         11,627
Customers deposits                              1,753            160           3,019           276          3,512            321
Payroll and other taxes payable                39,153          3,583          28,178         2,579         47,479          4,345
                                        -------------    -----------   -------------    ----------   ------------    -----------
  Total current liabilities                   271,395         24,836         195,991        17,935        187,196         17,131

LONG-TERM LIABILITIES:
Senior notes, net                           1,890,485        173,007       1,893,187       173,255      1,956,038        179,006
Notes payable                                   1,416            130           8,746           800         25,432          2,327
                                        -------------    -----------   -------------    ----------   ------------    -----------
  Total liabilities                     Ps  2,163,296    $   197,973   Ps  2,097,924    $  191,990   Ps 2,168,666    $   198,464
                                        =============    ===========   =============    ==========   ============    ===========

      SHAREHOLDERS' EQUITY
Capital stock                               1,840,736        168,455       1,722,555       157,639      1,722,555        157,639
Additional paid-in capital                    876,748         80,235           2,630           241          1,443            132
Accumulated deficit                        (1,371,216)      (125,486)     (1,109,366)     (101,523)    (1,109,366)      (101,523)
Net loss for the period                      (622,808)       (56,996)       (185,492)      (16,975)      (319,600)       (29,248)
                                        -------------    -----------   -------------    ----------   ------------    -----------
  Total shareholders' equity (deficit)  Ps    723,460    $    66,208   Ps    430,327    $   39,382   Ps   295,032    $    27,000
                                        -------------    -----------   -------------    ----------   ------------    -----------
                                        Ps  2,886,756    $   264,181   Ps  2,528,251    $  231,372   Ps 2,463,698    $   225,464
                                        =============    ===========   =============    ==========   ============    ===========



NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF SEPTEMBER 30, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF
PS. 10.9272 PER U.S.$1.00.

                                                                             5/6

3Q03 EARNINGS REPORT                                       (MAXCOM COMPANY LOGO)
OCTOBER 29, 2003





                  MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                  CONSOLIDATED STATEMENT OF OPERATIONS

                    YEAR 2002 AND 2003 QUATERLY PERIODS

(THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF SEPTEMBER 30, 2003
                        AND THOUSANDS OF US DOLLARS "$")

                                               JULY 1 TO                       APRIL 1 TO                    JULY 1 TO
                                           SEPTEMBER 30, 2002                 JUNE 30, 2003              SEPTEMBER 30, 2003
                                 -------------------------------   -----------------------------  -------------------------------
                                    PESOS     US DOLLARS      %       PESOS      US DOLLARS  %      PESOS      US DOLLARS      %
                                 ----------   ----------    ----   ----------    ---------- ---   ---------    ----------    ----
Voice                               129,228       11,826     91%       161,274     14,759    88%      160,764     14,712      85%
Data                                  3,143          288      2%         5,099        467     3%        5,771        528       3%
Wholesale                             9,553          874      7%        16,085      1,472     9%       23,279      2,130      12%
                                 ----------   ----------    ---    -----------    -------   ---   -----------  ---------     ---
TOTAL REVENUES                   PS 141,924   $   12,988    100%   PS  182,458    $16,698   100%  PS  189,814  $  17,370     100%
 Network operating services          36,437        3,335     26%        46,894      4,292    26%       45,794      4,191      24%
 Technical expenses                  10,326          945      7%        14,252      1,304     8%       15,260      1,397       8%
 Installation expenses                6,932          634      5%         4,540        415     2%        3,308        303       2%
                                 ----------   ----------    ---    -----------    -------   ---   -----------  ---------     ---
 COST OF NETWORK OPERATION           53,695        4,914     38%        65,686      6,011    36%       64,362      5,891      34%

GROSS PROFIT                         88,229        8,074     62%       116,772     10,687    64%      125,452     11,479      66%

 SG&A                               105,257        9,633     74%        91,755      8,397    50%       90,459      8,278      48%
                                 ----------   ----------    ---    -----------    -------   ---   -----------  ---------     ---
EBITDA                              (17,028)      (1,559)   -12%        25,017      2,290    14%       34,993      3,201      18%

 Depreciation and
  amortization                       82,199        7,522                91,875      8,408              93,410      8,548
                                 ----------   ----------           -----------    -------         -----------  ---------
OPERATING LOSS                      (99,227)      (9,081)              (66,858)    (6,118)            (58,417)    (5,347)

COMPREHENSIVE (INCOME) COST OF
FINANCING:

 *Interest expense                    9,032          827                 5,510        504               5,270        482
 **Interest income                     (779)         (71)                1,030         94               1,224        112
 Exchange (income) loss, net         36,484        3,338               (53,164)    (4,864)             83,542      7,645
 Gain on net monetary
  position                          (19,461)      (1,781)                  891         82             (17,536)    (1,605)
                                 ----------   ----------           -----------    -------         -----------  ---------
                                     25,276        2,313               (45,733)    (4,184)             72,500      6,634
Other income (Expense)               (3,146)        (288)                  540         49                 101          9

INCOME (LOSS) BEFORE TAXES         (121,357)     (11,106)              (21,665)    (1,983)           (131,018)   (11,990)

Provisions for:
 Asset Tax                            1,609          147                 1,666        152               3,029        277
 Income Tax & Profit Sharing            217           20                   125         11                  61          6
                                 ----------   ----------           -----------    -------         -----------  ---------
 Total Provisions                     1,826          167                 1,791        163               3,090        283
NET INCOME (LOSS)                PS(123,183)  $ (11,273)           PS  (23,456)   $(2,146)        PS (134,108)   (12,273)
                                 ==========   =========            ===========    =======         ===========    =======



NOTES TO FINANCIAL STATEMENTS:

* INTEREST RELATED TO SENIOR NOTES AND VENDOR FINANCING
** INTEREST INCOME NET OF BANK COMMISSIONS

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF SEPTEMBER 30, 2003 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS.
10.9272 PER U.S.$1.00.


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